SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                Optika Investment Company, Inc.
         (Name of Small Business Issuer in its charter)

     Nevada                                  33-0472224
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

6975 South 1300 East, Midvale, Utah                    84047
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number: 801-256-9600

Securities to be registered under Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                Each class is to be registered

_____________________________                ______________________________
_____________________________                ______________________________

Securities to be registered under Section 12(g) of the Act:

                     Common
                 (Title of Class)


         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                             PART I

Item 1.  Description of Business.

     Optika Investment Company, Inc. ("Optika" or the "Company") was originally incorporated in Utah on November 22, 1985 under the name Double-Ought Green Corp. The Company changed its domicile to Nevada in anticipation of an acquisition and in February, 1999 the Company changed its name to Sumex Corporation. In March, 1999 the Company changed its name to EXIX.COM, Inc. In July 1999, the Company acquired Ecenter, Inc. (a Utah corporation) and changed its name to E-Center.com, Inc. The acquisition was later rescinded and the Company changed its name to Merlin Software Technologies (Holdings), Inc. in December, 1999. In January 2000, the Company again changed its name to Optika Investment Company, Inc.

     The Company has not had active business operations since its inception and is considered a development stage company. The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.

Reports to Security Holders

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SED-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

Item 2.  Management's Discussion And Analysis Of Financial Statements

Plan of Operation

     The Company has little cash and has experienced losses from inception. As December 31, 1999, the Company had cash of -0- on hand. As of that date, the Company had no outstanding liabilities. The Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock.

     The Company believes that its current cash needs can be met with loans from officers and directors for at least the next twelve months. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

Item 3.  Description of Property

     The Company does not currently own any property. The Company utilizes office space on a rent-free basis located at 6975 South 1300 East, Midvale, UT 84047. This arrangement is expected to continue until such time as the Company becomes involved in a business opportunity which necessitates expansion or relocation.

Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

     The following table sets forth as of January 28, 2000, the name and the number of shares of the Registrant's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 13,643,043 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of      Amount and Nature of     Percentage of Class
Class     Beneficial Owner         Beneficial Ownership

Common    Robert Wallace (1)            10,000                   .07%
          1260 E. 3075 N.
          Layton, UT 84040

Common    Golden Capital Securities     712,000                  5.2%
          168-1177 W. Hastings St.
          Vancouver, BC Canada V6E 2K3

Common    Marton Holt                   9,990,000                73.2%
          6975 S. Union Park Center
          Salt Lake City, UT 04047

 -----------------------------------------------------------------------

Common    Officers and Directors
          as a Group: 1 person          10,000                   .07%



(1) Officer and/or director.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following table sets forth as of January 28, 2000, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name                Age  Position                       Director or Officer
                                                        Since

Robert Wallace      64   President, Secretary, Treasurer    January 1999
                         and sole director

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

     Set forth below is certain biographical information regarding each of the Company's executive officers and directors:

     Robert Wallace, age 64, President, Secretary, Treasurer and Sole Director. Mr. Wallace received his Bachelor of Science degree in Animal Husbandry from Brigham Young University and his Master of Science degree in Counseling Psychology from Arizona State University. He received a Ph.D. in Counseling Psychology from U.S.C., Los Angeles, California and Post Doctorate Management & Leadership Business Training from U.C.L.A. Mr. Wallace has a very diverse background including management of a commercial beef feedlot and manager and co-owner of a cow calf ranching operation. He has experience as a high school teacher and counselor as well as Director of Psychological Services for Saddleback Valley Unified School District in Mission Viejo, California. He has been a consultant and trainer for the Al Tomsik Institute teaching Management Seminars and Leadership Training. He was an associate consultant for acquisitions and mergers for Cord Beatty & Associates. Mr. Wallace is President and CEO of American Health Products, a publicly traded company and is co-owner and manager of Vista Homes, a company engaged in building single family homes.

     To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.  Executive Compensation.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at September 30, 1999, the end of the Registrant's last completed fiscal year).

                   SUMMARY COMPENSATION TABLE
               Annual compensation      Long term compensation
                            Other  Restricted  Securities  LTIP     All
                            Annual   stock     underlying  payouts  other
Name &    Year Salary Bonus Compen-  awards    options/SARs  ($)    Compen-
Principal       ($)    ($)  sation($)   ($)        (#)              sation
Position

Kenneth E
Brailsford,  1997 -0-  -0-   -0-        -0-        -0-       -0-     -0-
President    1998 -0-  -0-   -0-        -0-        -0-       -0-     -0-

David V.
Shurtliff,   1997 -0-  -0-   -0-        -0-        -0-       -0-     -0-
Secretary    1998 -0-  -0-   -0-        -0-        -0-       -0-     -0-

E. Ray Lanoy 1997 -0-  -0-   -0-        -0-        -0-       -0-     -0-
Treasurer    1998 -0-  -0-   -0-        -0-        -0-       -0-     -0-

Robert
Wallace      1999 -0-  -0-   -0-     $10,000       -0-       -0-     -0-
Pres., Sec, Treas.

     The Company has no arrangements for the remuneration of its officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities. No remuneration has been paid to the Company's officers or directors prior to the filing of this Form 10-SB. There are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

Compensation of Directors

     None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

     There are no employment contracts between the Company and any of its officers or directors. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

     Although there are no current related party transactions, the Company's officers and directors may make loans to the Company in amounts sufficient to enable the Company to satisfy its reporting requirements and other obligations incumbent on it as a public company, and to commence, on a limited basis, the process of investigating possible merger and acquisition candidates. Any such loans will be interest free and are intended to be repaid at a future date, if or when the Company shall have sufficient funds. The potential loans are intended to provide for the payment of filing fees, professional fees, printing and copying fees and other miscellaneous fees.

     The Company utilizes office space provided by Robert Wallace, the Company's President, at no charge to the Company.

Item 8.  Description of the Securities.

     The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any shares.

     The common stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     The Company has appointed Colonial Stock Transfer Company, Inc., 445
East 400 South, Suite 100, Salt Lake City, UT 84114, telephone (801) 355-5740, as the transfer agent and registrar for the Company's securities.

                            PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     As of January 31, 2000, there were 281 shareholders holding 13,643,043 shares of common stock.

     The Company's common stock is traded on the NASD Over the Counter Bulletin Board under the symbol OPKC. The following table sets forth the high and low closing bid prices for the periods indicated, as reported by the National quotation Bureau. These quotations are inter-dealer prices without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

                CLOSING BID                   CLOSING ASK
               High      Low                 High      Low

1998
1st Quarter    .25       .25                 1.75      1.75
2nd Quarter    .25       .25                 1.75      1.75
3rd Quarter    .25       .25                 1.75      1.75
4th Quarter    .25       .25                 1.75      1.75

1999
1st Quarter    .25       .03125              1.75      1.75
Apr. 1 thru    .03125    .03125              None      None
Apr. 5
Apr. 6 thru    5.00      1.03125             6.00      3.00
June 30  (After a 1 for 40 Reverse Split)
3rd Quarter    2.50      .75                 7.00      3.00
4th Quarter    1.125     .375                3.00      2.75


     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends maybe paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.  Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.  Changes in and Disagreements with Accountants.

     None.

Item 4.  Recent Sales of Unregistered Securities.

a.   Date, Title and Amount of Securities Sold

     Date             Title          Amount

     March 1999       Common         3,500,000
     September 1999   Common         10,000,000

b. The Company offered the securities in isolated private transactions to individuals without the involvement of any underwriters.

c. The 3,500,000 shares sold in March 1999 were issued for cash at $.01 per share and no underwriting discounts or commissions were made.

     The 10,000,000 shares sold in September 1999 were issued for services valued at $.001 per share.

d. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the issuance of all shares. All shares were issued in isolated private transactions not involving any public solicitation or offering.

Item 5.  Indemnification of Directors and Officers.

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                            PART F/S


              Merlin Software Technologies (Holdings), Inc.

                          Financial Statements

                           September 30, 1999


CROUCH, BIERWOLF & CHISHOLM
Certified Public Accountants
50 West Broadway, Suite 1130
Salt Lake City, Utah 84101


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Merlin Software Technologies (Holdings), Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Merlin Software Technologies (Holdings), Inc. (a Nevada Corporation) as of September 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Merlin Software Technologies (Holdings), Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in allmaterial respects, the financial position of Merlin Software Technologies (Holdings), Inc. as of September 30, 1999, and the results of their operations and cash flows for the same period in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    /s/

December 2, 1999



               Merlin Software Technologies (Holdings), Inc.
                             Balance Sheet

                               Assets

                                                   September 30
                                                       1999
                                                   ------------

Total Assets                                        $        -
                                                   ============

                    Stockholders' Equity

Stockholders' Equity
     Common Stock, 50,000,000 shares authorized,
     $.001 par value, 13,043,043 shares issued
     and outstanding                                   13,643

     Additional Paid-in Capital                       418,161

     Retained Deficit                                (431,804)
                                                   ------------
Total Stockholders' Equity                         $        -
                                                   ============



The accompanying notes are an integral part of these financial statements.



          Merlin Software Technologies (Holdings), Inc.
                   Statement of Operations


                                                 For the
                                                 Year Ended
                                                 September 30,
                                                     1999
                                                 -------------

Revenues:                                          $      -

Expenses:

     General & Administrative                        20,000
     Settlement Cost for Acquisition &
       Disposition of E-Center.com, Inc. (Note 6)    25,000
                                                   ----------
          Total Expenses                             45,000
                                                   ----------
Net Loss before Taxes                               (45,000)

Taxes (Note 1)                                           -
                                                   ----------
Net (Loss)                                        $ (45,000)
                                                   ==========
Net Loss Per Share                                $    (.01)
                                                   ==========
Weighted average shares outstanding                8,022,209
                                                   ==========



The accompanying notes are an integral part of these financial statements.



          Merlin Software Technologies (Holdings), Inc.
              Statement of Stockholders' Equity


                                                    Additional
                                  Common Stock        Paid-in      Retained
                               Shares      Amount     Capital      Deficit
                              ---------   --------   ----------   ---------
Balance, September 30, 1998   153,043     $    153   $ 386,311    $ (386,804)

Cancellation of shares        (10,000)         (10)         10          -

Contribution to Capital           -              -         340          -

Shares issued for services
 at $.001 per share        10,000,000       10,000           -          -

Shares issued for cash
 at $.01 per share          3,500,000        3,500      31,500          -

Net loss September 30, 1999       -              -           -      (45,000)
                           ----------     --------   ---------     ----------
Balance, September 30,
 1999                      13,643,043     $ 13,643   $ 418,161   $ (431,804)
                           ==========     ========   =========     ==========


The accompanying notes are an integral part of these financial statements.



          Merlin Software Technologies ( Holdings), Inc.
                    Statement of Cash Flows


                                                For the
                                                Year Ended
                                                September 30,
                                                   1999
                                                ------------
Cash Flows from Operating Activities:
     Net loss                                     $ (45,000)
     Expenses paid by stockholder                       340
     Stock issued for services                       10,000
     Decrease in payables                              (340)
                                                   --------

Net Cash Flows used in Operating Activities         (35,000)
                                                   --------
Net Cash Flows from Financing Activities:
     Common stock issued for cash                    35,000
                                                   --------
Net Cash Flows from Financing Activities             35,000
                                                   --------
Net increase (decrease) in cash                        -

Cash, Beginning of year                                -
                                                   --------
Cash, end of year                                 $    -
                                                   ========
Supplemental Cash Flow Information
 Cash Paid for:
   Taxes                                          $    -
   Interest                                       $    -



The accompanying notes are an integral part of these financial statements.


         Merlin Software Technologies (Holdings), Inc.
               Notes to The Financial Statements
                       September 30, 1999

NOTE 1 - BACKGROUND AND HISTORY

Merlin Software Technologies (Holdings), Inc. (the Company) was incorporated on November 22, 1985 as Double Ought Green Corporation on the State of Utah for the purpose of acquiring business entities or other investment activities. In March 1999, the Company changed its domicile to Nevada in anticipation of an acquisition. In July 1999, the Company acquired Ecenter, Inc. (a Utah Corporation)and changed its name to E-Center.com, Inc. The acquisition was later rescinded and the Company changed its name to Merlin Software Technologies (Holdings), Inc. in December, 1999. The Company is now a Nevada corporation with no operations. It is currently seeking merger candidates for a new business.

NOTE 2 - STOCK TRANSACTIONS

In March 1999, the Company issued 3,500,000 shares for cash for $.01 per share. Also in 1999, the Company issued 10,000,000 for services of an officer and director at $.001 per share.

NOTE 3- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 4 - INCOME TAXES

The company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended September 30, 1998 and was applied retroactively.

Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

Deferred income taxes result form temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at September 30, 1998 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

The Company has cumulative net operating loss carryforwards of approximately $290,000 at September 30, 1999. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefits of the net operating loss carryforwards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at September 30, 1999 have been offset by valuation reserves of the same amount.


The Company has available approximately $290,000 in net operating loss carryforwards that will begin to expire in the year 2003. The Company has accrued $100 per year minimum state income taxes.

NOTE 5 - REVERSE STOCK SPLIT

In March 1999, the Board of Directors approved a 1 for 40 reverse stock split. These financial statements have been retroactively restated to reflect the reverse stock split.

NOTE 6 - ACQUISITION / DISPOSITION OF ECENTER.INC

In 1999, the Company entered into an agreement to merge with another company, Ecenter, Inc., a Utah corporation. As part of the agreement, the Company sold 3,500,000 common shares to foreign investors for $.01 for working capital for the merger. The merger was later rescinded and all monies left after the expenses of the merger, mostly legal and professional fees, were left with the departing entity as part of the rescission.

NOTE 7 - GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, it cannot conduct any operations in the future.

NOTE 8 - EARNINGS (LOSS) PER SHARE

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.



                    Optika Investment Company, Inc.

                     Unaudited Financial Statements

                          December 31, 1999


                 Optika Investment Company, Inc.
                          BALANCE SHEET
                         December 31, 1999
                            Unaudited


                                         12/31/99      9/30/99
                                         --------      -------
ASSETS

CURRENT ASSETS

 Cash                                    $     -        $    -
                                         --------      --------
     Total Current Assets                $     -        $    -
                                         ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable                      $     -        $    -
                                         --------      --------
   Total Current Liabilities                 -              -
                                         --------      --------
STOCKHOLDERS' EQUITY

 Common stock
       50,000,000 shares authorized,
       at $0.001 par value; 13,643,043
       shares issued and outstanding      13,643          13,643
  Additional paid in capital             418,161         418,161
  Retained deficit                      (431,804)       (431,804)
                                        --------        --------
   Total Stockholders' Equity          $     -         $      -
                                        --------        --------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                  $     -         $      -
                                        ========        ========




                 Optika Investment Company, Inc.
                     STATEMENTS OF OPERATIONS
  For the Three Month Periods Ended December 31, 1999 and 1998,
                            Unaudited



                                               Three Months Ended
                                                  December 31,
                                                 1999      1998
                                               -------    -------

REVENUES                                       $     -    $     -

EXPENSES                                             -          -
                                                ------     ------
NET LOSS                                       $     -    $     -
                                                ======     ======

NET LOSS PER COMMON SHARE                      $     -    $     -
                                                ======     ======

WEIGHTED AVERAGE SHARES OUTSTANDING           8,022,209  8,022,209
                                              =========  =========




                 Optika Investment Company, Inc.
                     STATEMENT OF CASH FLOWS
   For the Three Month Period Ended December 31, 1999 and 1998
                                Unaudited


                                                Three Months Ended
                                                    December 31,
                                                 1999        1998
                                                -------     -------

Cash Flows from Operating Activities:

 Net loss                                       $     -     $     -
 Increase (decrease in
    Accounts Payable/Taxes Payable                    -           -
                                                -------     -------
Net Cash Flows used in
   Operating Activities                               -           -
                                                -------     -------

Cash Flows from Financing Activities:                 -           -
                                                -------     -------
Net Cash Flows from Financing Activities              -           -
                                                -------     -------
Net Increase (Decrease) in Cash                       -           -

Cash at Beginning of Year                             -           -
                                                -------     -------
Cash at End of Year                             $     -     $     -
                                                =======     =======
Supplemental Cash Flow Information
 Cash Paid for:
   Taxes                                        $     -     $     -
   Interest                                     $     -     $     -



PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number     Title of Document                                Location

3.(i).1    Articles of Incorporation - Utah                 See Attached
3.(i).2    Amendment to Articles of Incorporation - Utah    See Attached
3.(i).3    Articles of Incorporation - Nevada               See Attached
3.(i).4    Amendments to Articles of Incorporation - Nevada See Attached
2          Articles of Merger between Utah and Nevada       See Attached
3.(ii)     Bylaws                                           See Attached
27         Financial Data Schedule                          See Attached


                           SIGNATURES

 In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                    OPTIKA INVESTMENT COMPANY, INC.


Date: 2/7/00                        By:________/s/______________
                                       Robert Wallace
                                       President and Sole Director